Mail Stop 3010

August 13, 2009

Via U.S. Mail and Fax (248) 258-7596
Ms. Lisa A. Payne
Chief Financial Officer
Taubman Centers, Inc.
200 East Long Lake Road, Suite 300
Bloomfield Hills, MI 48304-2324

        RE: **Taubman Centers, Inc.**
                    Form 10-K for the year ended December 31, 2008
                    Filed February 24, 2009
                    Proxy Statement Filed April 14, 2009
                    File No. 1-11530

Dear Ms. Payne:

We have reviewed your response letter dated May 22, 2009 and have the following additional comments. Where indicated, we think you should revise your disclosure in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summaries of 2008 Capital Activities and Transactions, page 41

1.   We note your response to comment 1 of our letter dated May 12, 2009. In response to our comment relating to the $40 million line of credit, you state that you are permitted to omit this exhibit under Item 601(b)(4)(iii)(A) of Regulation S-K. This item relates to the rights of holders of debt or equity securities that you have registered. It appears this agreement should have been filed under Item

601(b)(10) of Regulation S-K, which pertains to material contracts. Please file this agreement or advise why you do not believe this section is applicable.

Proxy Statement Filed on April 14, 2009

Compensation Discussion and Analysis, page 20

2.   We note your response to comment 3 of our letter and we reissue our comment. In response to our comment, you point to the disclosure on pages 22 through 23 and 25 through 26. The referenced disclosure provides the reasons for awarding compensation to your named executive officers generally, but it does not explain why a particular officer received a different level of compensation. For example, this disclosure does not specifically address why Mr. Weinert received substantially less compensation than the other named executive officers. In future filings, please explain more precisely the material differences in your compensation policies for your named executive officers. Please see Item 402(b)(2)(vii) of Regulation S-K.

Earned Compensation, page 24

3.   We note your response to comment 5 of our letter. In response to our comment, you state that "the target annual cash bonus pool for senior management consists of the aggregate of the target bonuses for each senior management." However, it is still not clear how you determined that the cash bonus pool should be $2.4 million. Please explain how you made this determination. Please refer to Item 402(b)(1)(v) of Regulation S-K.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at 202-551-3585 with any other questions.

Sincerely,

Kristi Marrone
Staff Accountant